FREESEAS INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page Number

Interim Condensed Consolidated Balance Sheets as of June 30, 2012 (unaudited) and December 31, 2011 (audited)	F-2

Unaudited Interim Condensed Consolidated Statements of Operations for the Six Months ended June 30, 2012 and 2011	F-3

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months ended June 30, 2012 and 2011	F-4

Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-5 to F-24

F-1

FREESEAS INC.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts are expressed in thousands of United States dollars)

	June 30, 2012	December 31, 2011
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$332	$331
Restricted cash	-	1,125
Trade receivables, net of provision of $1,313 for June 30, 2012 and $1,336 for December 31, 2011	3,136	3,324
Insurance claims (Note 10)	709	627
Due from related party (Note 4)	764	563
Inventories	705	603
Deferred charges – current portion	-	330
Prepayments and other	1,342	500
Vessels held for sale (Note 6)	32,792	45,272
Total current assets	$39,780	$52,675

Vessels, net (Note 5)	78,578	81,419
Deferred charges, net of current	2,441	886
Total non-current assets	$81,019	$82,305

Total Assets	$120,799	$134,980

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$12,006	$7,958
Accrued liabilities	2,254	1,897
Due to related party	86	84
Unearned revenue	155	216
Derivative financial instruments – current portion (Note 8)	638	760
Bank loans - current portion (Note 9)	88,946	88,946
Total current liabilities	$104,085	$99,861

Commitments and Contingencies
SHAREHOLDERS' EQUITY:

Common stock	$8	$6
Additional paid-in capital	130,143	127,759
Accumulated deficit	(113,437)	(92,646)
Total shareholders' equity	$16,714	$35,119
Total Liabilities and Shareholders' Equity	$120,799	$134,980

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

FREESEAS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(All amounts are expressed in thousands of United States dollars, except for share and per share data)

	2012	2011
OPERATING REVENUES	$8,863	$17,133

OPERATING EXPENSES:
Voyage expenses	(1,215)	(132)
Commissions	(530)	(1,007)
Vessel operating expenses	(5,549)	(7,876)
Depreciation expense	(2,841)	(5,679)
Amortization of deferred charges	(346)	(562)
Management and other fees to a related party	(1,771)	(956)
General and administrative expenses	(2,650)	(2,267)
Provision and write-offs of insurance claims and bad debts	(340)	(128)
Gain on sale of vessel	-	1,561
Vessel impairment loss	(12,480)	(47,298)

Loss from operations	$(18,859)	$(47,211)

OTHER INCOME (EXPENSE):
Interest and finance costs	(1,737)	(1,890)
Loss on derivative instruments	(93)	(116)
Interest income	-	4
Other income/ (expense)	34	(158)
Loss on debt extinguishment	(134)	-

Other expense	$(1,930)	$(2,160)

Net loss	$(20,789)	$(49,371)

Basic (loss) / earnings per share	$(3.20)	$(7.77)
Diluted (loss) / earnings per share	(3.20)	(7.77)
Basic weighted average number of shares	6,500,900	6,353,496
Diluted weighted average number of shares	6,500,900	6,353,496

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

FREESEAS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(All amounts in tables in thousands of United States dollars, except for share data and per share data)

	2012	2011
Cash Flows from Operating Activities:
Net loss	$(20,789)	$(49,371)

Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation expense	2,841	5,679
Amortization of deferred financing fees	117	101
Amortization of deferred dry-docking and special survey costs	346	562
Stock compensation cost	1,306	125
Write off of deferred financing fees	134	-
Change in fair value of derivatives	(122)	(168)
Amortization of deferred revenue	-	(136)
Gain on sale of vessel	-	(1,561)
Vessel impairment loss	12,480	47,298

Changes in:
-Trade receivables	188	(1,106)
-Insurance claims	(82)	(55)
-Due from related party	(201)	15
-Inventories	(102)	507
-Prepayments and other	(842)	(209)
-Accounts payable	4,046	2,351
-Accrued liabilities	357	(192)
-Due to related party	1,083	(7)
-Unearned revenue	(61)	(22)
Dry-docking and special survey costs paid	-	(104)
(Increase) – decrease of deferred charges	(1,823)	-

Net Cash (used in)/provided by Operating Activities	$(1,124)	$3,707

Cash flows from Investing Activities:
Advances for vessels under construction	-	(5,390)
Proceeds from sale of vessel, net	-	3,971

Net Cash (used in) Investing Activities	$-	$(1,419)

Cash flows from Financing Activities:
Decrease in restricted cash	1,125	4,880
Payments of bank loans	-	(10,538)

Net Cash provided by/(used in) Financing Activities	$1,125	$(5,658)
Net change in cash and cash equivalents	$1	$(3,370)
Cash and cash equivalents, beginning of period	331	3,694

Cash and cash equivalents, end of period	$332	$324

Supplemental Cash Flow Information:
Cash paid for interest	$472	$1,561
Non-Cash Operating Activities:
Shares issued to settle fees owed to the Manager	$1,081	$-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F-4

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

1.	Basis of Presentation and General Information

The accompanying unaudited interim condensed consolidated financial statements include the accounts of FreeSeas Inc. and its wholly owned subsidiaries (collectively, the “Company” or “FreeSeas”). FreeSeas, formerly known as Adventure Holdings S.A., was incorporated in the Marshall Islands on April 23, 2004 for the purpose of being the ultimate holding company of ship-owning companies. The management of FreeSeas’ vessels is performed by Free Bulkers S.A. (the “Manager”), a Marshall Islands company that is controlled by the Chief Executive Officer of FreeSeas (see Note 4).

Effective October 1, 2010, the Company effected a five-to-one reverse stock split on its issued and outstanding common stock (Note 13). All share and per share amounts disclosed in the Financial Statements give effect to this reverse stock split retroactively, for all periods presented.

During the six months ended June 30, 2012, the Company owned and operated six Handysize dry bulk carriers, one Handymax dry bulk carrier. As of June 30, 2012, FreeSeas is the sole owner of all outstanding shares of the following subsidiaries:

Company	% Owned	M/V	Type	Dwt	Year Built/ Expected Year of Delivery	Date of Acquisition	Date of Disposal	Date of Contract Termination

Adventure Two S.A.	100%	Free Destiny	Handysize	25,240	1982	08/04/04	08/27/10	N/A

Adventure Three S.A.	100%	Free Envoy	Handysize	26,318	1984	09/29/04	05/13/11	N/A

Adventure Four S.A.	100%	Free Fighter	Handysize	38,905	1982	06/14/05	04/27/07	N/A

Adventure Five S.A.	100%	Free Goddess	Handysize	22,051	1995	10/30/07	N/A	N/A

Adventure Six S.A.	100%	Free Hero	Handysize	24,318	1995	07/03/07	N/A	N/A

Adventure Seven S.A.	100%	Free Knight	Handysize	24,111	1998	03/19/08	N/A	N/A

Adventure Eight S.A.	100%	Free Jupiter	Handymax	47,777	2002	09/05/07	N/A	N/A

Adventure Nine S.A.	100%	Free Impala	Handysize	24,111	1997	04/02/08	N/A	N/A

Adventure Ten S.A.	100%	Free Lady	Handymax	50,246	2003	07/07/08	11/08/11	N/A

Adventure Eleven S.A.	100%	Free Maverick	Handysize	23,994	1998	09/01/08	N/A	N/A

Adventure Twelve S.A.	100%	Free Neptune	Handysize	30,838	1996	08/25/09	N/A	N/A

Adventure Fourteen S.A.	100%	Hull 1	Handysize	33,600	2012	N/A	N/A	04/28/12

Adventure Fifteen S.A.	100%	Hull 2	Handysize	33,600	2012	N/A	N/A	06/04/12

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, (“U.S. GAAP”), for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2012 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2012.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable, insurance claims, prepayments and advances, and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company monitors the credit risk regarding charterer’s turnover in order to review its reliance on individual charterers. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings. Credit risk with respect to trade account receivable is considered high due to the fact that the Company’s total income is derived from a few charterers. During the six months ended June 30, 2012 and 2011 the following charterers individually accounted for more than 10% of the Company’s voyage revenues:

Charterer	For the six months ended June 30, 2012	For the six months ended June 30, 2011
A	28%	31%
B	10%	12%
C	Less than 10%	Less than 10%
D	Less than 10%	Less than 10%

F-5

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

2. Significant Accounting policies:

A discussion of the Company’s significant accounting policies can be found in the Audited Consolidated Financial Statements for the fiscal year ended December 31, 2011.

Recent Accounting Standards Updates:

ASU 2011-04: In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820)-Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs). ASU 2011-04 amends ASC 820 to clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements. It also changes particular principles or requirements for measuring fair value or for disclosing information about fair value measurement. The guidance in the ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2011. The provisions of ASU 2011-04 did not have a material impact on the Company’s consolidated financial statements.

ASU 2011-05: In June 2011, the FASB issued ASU 2011-05 Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under the amendments to Topic 220, Comprehensive Income, in this Update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU is effective for the fiscal years beginning after December 15, 2011. The Company follows the provisions of ASC 220, “Comprehensive Income,” which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The provisions of ASU 2011-05 are not expected to have an impact on the Company’s consolidated financial statements. In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (Topic 210): Disclosures about offsetting Assets and Liabilities”. The objective of this update is to provide enhanced disclosures that will enable financial statements’ users to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. This includes the effect or potential effect of rights of setoff associated with an entity’s recognized assets and recognized liabilities within the scope of this ASU. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. The amendments in this update are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The provisions of ASU 2011-11 are not expected to have a material impact on the Company’s consolidated financial statements.

F-6

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

In December 2011, the FASB issued ASU 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standard Update No 2011-05”. The amendments in this ASU supersede certain pending paragraphs in ASU 2011-05, to effectively defer the requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. Companies are still required to present reclassifications out of accumulated other comprehensive income on the face of the financial statements or disclose those amounts in the notes to the financial statements.

3.	Going Concern

In February, March and April 2012, the Company received notifications from Deutsche Bank Nederland and FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. As of June 30, 2012, the Company was in breach of certain of these financial covenants for its loan agreements with Deutsche Bank Nederland and FBB, including the loan-to-value ratios (also known as value maintenance clauses), while it has not been able to meet certain of its scheduled payment obligations under these loan agreements which were due in the six months ended June 30, 2012. These breaches constituted events of default and could have resulted in the lenders requiring immediate payment of the loans.

On April 26, 2012, the Company was advised by Deutsche Bank Nederland that it would approve the request to permanently amend the amortization schedule including refinancing of the balloon due in November 2012. The Company and the bank have finalized the documentation for this amendment (please see Note 15). On May 31, 2012, the Company entered into a Sixth Supplemental Agreement with Credit Suisse, which amends and restates the Facility Agreement dated December 24, 2007, for the full payment holiday of the principal and partial interest holiday payment until March 31, 2014 (for more details on the terms please see Note 9). Although the Company is seeking and will continue to seek waivers to certain covenants from its remaining lender (FBB), and continues negotiations to restructure its debt, it is uncertain that it will be able to succeed as this is currently subject to the agreement of the bank. The Company is in discussions with the bank to permanently amend the amortization schedule and resolve the foregoing defaults.

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the cross default provisions in the Company’s loan agreements, actual breaches existing under its credit facilities with Deutsche Bank Nederland and FBB could result in defaults under all of the Company’s affected debt and the acceleration of such debt by its lender. Accordingly, as of June 30, 2012, the Company is required to reclassify its long term debt and derivative financial instrument liability (interest rate swaps) as current liabilities on its consolidated balance sheet since the Company has not received waivers in respect of the breaches discussed above. As a result, the Company has a working capital deficit amounting to $64,305.

Management is currently seeking and will continue to seek to restructure the Company’s indebtedness and obtain waivers on covenants violations. If the Company is not able to obtain the necessary waivers and/or restructure its debt, this could lead to the acceleration of the outstanding debt under its debt agreements. The Company’s failure to satisfy its covenants and payment obligations under its debt agreements, and any consequent acceleration and cross acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

Based on the Company’s cash flow projections for the remaining of 2012, cash on hand and cash provided by operating activities including the cash to be provided upon the sale of the vessels currently classified as held for sale will not be sufficient to cover scheduled debt repayments as of June 30, 2012, operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date. All of the above raises doubt regarding the Company’s ability to continue as a going concern.

F-7

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments if current market charter hire rates remain at today’s low levels including negotiations for the restructuring of its loans (for more details, please see Note 9 and Note 15), a share capital increase through a Standby Equity Distribution Agreement (for more details please see Note 14 and Note 15), disposition of certain vessels in its current fleet and taking steps to achieve additional reductions in operating and other costs.

The unaudited interim condensed consolidated financial statements as of June 30, 2012, were prepared assuming that the Company would continue as a going concern. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the current classification of debt and derivative financial instrument liability.

4.	Related Party Transactions

Manager

All vessels owned by the Company receive management services from the Manager, pursuant to ship management agreements between each of the ship-owning companies and the Manager.

In June 2011, each of the ship-owning subsidiaries entered into an amended and restated management agreement and the Company entered into a services agreement with the Manager pursuant to which the monthly technical management fee increased from $16.5 to $18.975 and the monthly services fee increased from $118.5 to $136.275, respectively, effective June 1, 2011. In addition, in connection with the relocation of the Company’s offices in June 2011, the Company entered into an agreement with the Manager pursuant to which the Company agreed to pay the Manager 65% of the rental due for the office space, commencing June 2011, and 65% of the apportioned common expenses and maintenance expenses. In addition, based on the amended services agreement FreeSeas reimbursed the Manager with the lump sum of $144 (equivalent of Euro 100) for the expenses incurred in relation to the relocation of the Manager’s offices and early termination cost for previous lease agreement.

Each of the Company’s ship-owning subsidiaries pays, as per its management agreement with the Manager, monthly technical management fee of $18.975 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $0.4 per day for superintendant attendance and other direct expenses.

FreeSeas also pays the Manager a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels. The Manager has subcontracted the charter and post charter management of FreeSeas’ vessels and pays the 1.25% of the gross freight or hire from the employment of the vessels to Safbulk Pty Ltd (“Safbulk”), an entity affiliated with one Company’s major shareholders. Such sub-management agreement was terminated in March 2012 and the Manager has commenced the provision of the commercial management of the Company’s fleet. In addition, FreeSeas pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by FreeSeas with the assistance of the Manager. During the period ended June 30, 2012, there were no vessel disposals. During the same period ended June 30, 2011, the Company paid the Manager $42 relating to the sale of M/V Free Envoy. In addition, the Company has incurred commission expenses relating to its commercial agreement with the Manager amounting to $111 and $213 for the six months ended June 30, 2012 and 2011, respectively.

FreeSeas pays, as per its services agreement with the Manager, a monthly fee of $136.275, (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. The Manager is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with the Manager. The termination fee as of June 30, 2012 would be $89,055. In connection with the shares to be issued to the Manager in payment of unpaid management and services fees, described below, the Manager has waived its right to terminate the services agreement and receive such termination fee.

F-8

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

At its April 2012 meeting, Company’s Board of Directors approved the issuance of 1,660,694 shares of FreeSeas' common stock to the Manager in payment of the $926 in unpaid fees due to the Manager for the first quarter of 2012 under the management and services agreements with FreeSeas. The number of shares to be issued to the Manager was based on the closing prices of FreeSeas' common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. Upon issuance of these restricted shares, Mr. Varouxakis, who is our Chairman, Chief Executive Officer and President and the owner of the Manager, will beneficially own approximately 26% of FreeSeas' outstanding common stock. The Board also approved the issuance of an aggregate of 199,642 shares of FreeSeas' common stock to the non-executive members of its Board of Directors in payment of $31 per person in unpaid Board fees for the last three quarters of 2011. The aggregate number of shares to be issued to the directors was based on the closing prices of FreeSeas' common stock on the last day of each of the last three quarters of 2011, which are the dates that the Board fees were due and payable. All of the foregoing shares will be restricted shares under applicable U.S. securities laws.

Fees and expenses charged by the Manager are included in the accompanying unaudited interim condensed consolidated financial statements in “Management fees to a related party,” “General and administrative expenses” and “Operating expenses”. The total amounts charged for the six months ended June 30, 2012 and 2011 amounted to $3,190 ($1,771 of management fees, $1,327 of services fees, $82 of superintendent fees and $10 for other expenses) and $2,157, ($956 of management fees, $761 of services fees, $144 for office renovation expenses, $72 of superintendent fees and $224 for management fees for vessels under construction), respectively.

The management and services fees for the six months ended June 30, 2012 include the amount of $1,245 recognized as stock-based compensation expense for the issuance of 1,660,694 shares of the Company's common stock to the Manager and the issuance of 199,642 shares of the Company’s common stock to the non-executive members of its Board of Directors, in payment of the $926 in unpaid fees due to the Manager for the first quarter of 2012 and in payment of $31 per person in unpaid Board fees for the last three quarters of 2011, respectively.

The balance due from the Manager as of June 30, 2012 and December 31, 2011 was $764 and $563, respectively. The amount paid to the Manager for office space during the six months ended June 30, 2012 and 2011 was $110 and $130, respectively and is included in “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations.

First Business Bank (FBB)

FreeSeas received from FBB, in which one of the Company’s major shareholders holds a substantial interest, and in which the Company’s Chairman, Chief Executive Officer and President owns a minority interest, a loan of $27,750 (Note 9) in December 2009, to refinance its then existing loan balance of $21,750 with FBB and to receive additional liquidity of up to $6,000 with a first priority mortgage over the M/V Free Impala and the M/V Free Neptune. The outstanding balance of the loan as of June 30, 2012 was $23,237. Interest charged under the loan facility for the six months ended June 30, 2012 and 2011 amounts to $533 and $411, respectively, and is included in the interest and finance cost in the accompanying unaudited interim condensed consolidated statements of operations.

On December 23, 2011 the Company agreed by letter with FBB to defer the repayment installment of $837.5 and the interest payment of $197 both due on December 16, 2011 until the next repayment date March 16, 2012. In addition, the bank granted a waiver to the security value covenant and the financial covenants and their testing has been waived until

F-9

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

March 16, 2012. On March 23, 2012, the Company received a notice from FBB according to which failure to (i) pay the $1,675 repayment installment due in March 2012 (ii) pay accrued interest and (iii) failure to pay default interest constitute an event of default. On April 12, 2012, the Company received notice from FBB according to which along with the previously mentioned events, failure to make periodic monthly installments into the retention account since September 2011 and violation of loan to value covenant constitute events of default and notifies the Company that if remedy of all of the above is not made up to April 20, 2012, FBB will take whatever action is open to them. The Company has not either paid the installment of $837.5 which was due on June 18, 2012 or the accrued interest. The Company is in discussions to permanently amend the amortization schedule and reach an agreement on the unpaid principal and interest.

Other Related Parties

The Company, through Free Bulkers and Safbulk (Free Bulkers had subcontracted until March 2012 the charter and post charter management of the Company’s fleet to Safbulk, a company controlled by the Restis family, which is one of our shareholders) uses from time to time a ship-brokering firm associated with family members of the Company’s Chairman, Chief Executive Officer and President for certain of the charters of the Company’s fleet. During the six months ended June 30, 2012 and 2011, such shipbrokering firm charged the Company commissions of $25 and $37, respectively, which are included in “Commissions” in the accompanying unaudited interim condensed consolidated statements of operations. The balance due to the shipbrokering firm as of June 30, 2012 and December 31, 2011 was $86 and $84, respectively.

5.	Vessels, net

	Vessels Cost	Accumulated Depreciation	Net Book Value
December 31, 2011	$103,137	$(21,718)	$81,419

Depreciation	—	(2,841)	(2,841)
Disposal	—	—	—
Vessels held for sale	—	—	—
Vessel impairment charge	—	—	—

June 30, 2012	$103,137	$(24,559)	$78,578

All of the Company’s vessels have been provided as collateral to secure the bank loans discussed in Note 9 below.

Vessels disposed during the six months ended June 30, 2012

During the six months ended June 30, 2012 there were no vessel disposals.

Vessel disposed during the six months ended June 30, 2011

On April 14, 2011, the Company agreed to sell the M/V Free Envoy, a 1984 built 26,318 dwt Handysize dry bulk vessel for a sale price of $4,200. The vessel was delivered to the buyers on May 13, 2011 and the Company recognized a gain of $1,561 as a result of the sale. From the proceeds of the sale, the Company paid on May 13, 2011 an amount of $3,700 constituting prepayment towards the Deutsche Bank Nederland loan facility B. According to the loan terms, all future installments have been reduced to nil until the balloon payment due in November 2012 (Note 9).

F-10

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

Subsequent to June 30, 2011, as a result of the fourth supplemental agreement, the Company entered into with Credit Suisse on July 15, 2011(Note 9), the Company committed to a plan for sale of the vessels M/V Free Jupiter and M/V Free Lady.

Thus, the Company assessed for recoverability the carrying value of M/V Free Jupiter and M/V Free Lady, including unamortized deferred dry docking costs of $177, due to their expected sale. In performing its assessment, the Company compared the carrying value of the vessels with their estimated fair value at June 30, 2011 determined by independent brokers. As a result of this assessment the Company has recognized an impairment loss of $46,515 in the unaudited interim condensed consolidated statements of operations of which $15,048 relates to the M/V Free Jupiter and $31,467 to the M/V Free Lady.

6.	Vessels held for sale

Net Book Value
December 31, 2011	$45,272
Additions	—
Disposals	—
Drydocking costs	—
Vessel impairment charge	(12,480)
June 30, 2012	$32,792

Vessels classified as assets held for sale during the six months ended June 30, 2012

The Company according to the provisions of ASC 360, has classified the M/V Free Hero, the M/V Free Jupiter, the M/V Free Impala and the M/V Free Neptune as “held for sale” in the accompanying unaudited interim condensed consolidated balance sheet for the six months ended June 30, 2012 at their estimated market values less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date.

As of June 30, 2012, the Company compared the carrying values of vessels classified as held for sale with their estimated market values less costs to sell and recognized an impairment loss of $12,480 in the accompanying unaudited interim condensed consolidated statements of operations, of which $2,880 relates to the M/V Free Hero, $3,360 to the M/V Free Jupiter, $3,360 to the M/V Free Impala and $2,880 to the M/V Free Neptune. The Company is currently continuing its attempts to sell these vessels and will sell them, whenever the conditions are considered satisfactory.

Vessels classified as assets held for sale during the six months ended June 30, 2011

The Company according to the provisions of ASC 360, has classified the M/V Free Hero, the M/V Free Impala and the M/V Neptune as “held for sale” in the accompanying unaudited interim condensed consolidated balance sheet for the six months ended June 30, 2011 at their estimated market values less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date. On February 28, 2011 the Company’s Board of Directors, and after obtaining the respective lenders consent (FBB), approved a plan of sale of the vessels M/V Free Impala and M/V Free Neptune within the context of its plans to fund its working capital requirements and renew its fleet of vessels.

As of June 30, 2011, the Company compared the carrying values of the M/V Free Hero, the M/V Free Impala and the M/V Free Neptune with their estimated market values as these were determined by independent brokers less costs to sell and recognized an impairment loss of $783 in the accompanying unaudited interim condensed consolidated statements of operations, of which $728 relates to the M/V Free Hero and $55 to the M/V Free Impala. No impairment loss was recognized for the M/V Free Neptune as her estimated market value less costs to sell exceeded her carrying value.

F-11

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

7.	Advances for Vessels under Construction

As of December 31, 2011, the Company impaired the advances and the capitalized expenses relating to the shipbuilding contracts due to lack of financing after the cancelation of ABN AMRO financing commitment (Note 9) and delayed scheduled payments to the yard resulting in a default situation as per the newbuilding contracts.

By letter dated February 25, 2012, the Company received notice from the shipyard pursuant to its newbuilding contracts that it had failed to pay the payment of $3,660 due on February 11, 2012 under the first contract and was therefore in default under its obligations under this contract. The shipyard terminated this contract by notice dated April 28, 2012 to the Company. By letter dated May 7, 2012, the Company received notice from the shipyard that it had failed to pay the payment of $3,660 due on April 21, 2012 under the second contract and was therefore in default under its obligations under this contract and received notice of cancellation of this contract by letter dated June 4, 2012 from the shipyard.

8.	Financial Instruments and Fair Value Measurements

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company partially uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings.

The Company is a party of two interest rate swap agreements which do not qualify for hedge accounting and as such, the changes in their fair values are recognized in the statement of operations. The Company makes quarterly payments to the counterparty based on decreasing notional amounts, standing at $5,166 and $2,766, respectively as of June 30, 2012 at fixed rates of 5.07% and 5.55% respectively, and the counterparty makes quarterly floating-rate payments at LIBOR to the Company based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015, respectively.

The change in fair value on the Company’s two interest rate swaps for the six months ended June 30, 2012 and 2011 resulted in unrealized gains of $122 and $168, respectively. The settlements on the interest rate swaps for the six months ended June 30, 2012 and 2011 resulted in realized losses of $215 and $285, respectively. The total of the change in fair value and settlements for the six months ended June 30, 2012 and 2011 aggregate to losses of $93 and $116, respectively, which is separately reflected in “Loss on derivative instruments” in the accompanying unaudited interim condensed consolidated statements of operations.

As of June 30, 2012, the Company was in breach of certain of its financial covenants relating to its loan agreements with Deutsche Bank Nederland and FBB (Note 9). Thus the cross default provisions of the swap agreements would be activated and as such and in accordance with the guidance related to classification of obligations that are callable by the creditor, the Company has classified the entire long-term amount as current at June 30, 2012. In this respect the total fair value amounting to $638 is reflected in “Derivative financial instruments-current portion” in the accompanying unaudited interim condensed consolidated balance sheet.

F-12

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Statement of income.

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value

Derivatives not designated as hedging instruments

Interest rate swaps	Derivative financial instruments - current portion	$—	$—	$638	$479

	Derivative financial instruments - net of current portion	—	—	—	474

	Total derivatives	$—	$—	$638	$953

The Effect of Derivative Instruments on the Statement of Operations for the Six Months Ended June 30, 2012, and 2011

Derivatives Not Designated as Hedging Instruments

		Amount
Derivative	Gain (Loss) Recognized on Derivative Location	2012	2011
Interest rate swaps	Loss on derivative instruments	$(93)	$(116)

Total		$(93)	$(116)

F-13

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

—	Cash and cash equivalents, restricted cash, accounts receivable and accounts payable: The carrying values reported in the consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term nature.

—	Long-term debt: The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable.

—	Derivative financial instruments: The fair values of the Company’s derivative financial instruments equate to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date, taking into account current market data per instrument and the Company’s or counterparty’s creditworthiness, as appropriate.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs that are not corroborated by market data and that are significant to the fair value of the assets or liabilities.

The Company’s derivative financial instruments are valued using pricing models that are used to value similar instruments by market participants. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

The following table summarizes the valuation of liabilities measured at fair value on a recurring basis as of the valuation date:

	June 30,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Recurring measurements:	2012	(Level 1)	(Level 2)	(Level 3)
Interest rate swap contracts	$638	$—	$638	$—

Total	$638	$—	$638	$—

F-14

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date:

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Gains/ (Losses)
Non -Recurring measurements:	June 30, 2011	(Level 1)	(Level 2)	(Level 3)
Vessel held for sale	$38,199	$—	$38,199	$—	$(783)
Vessels, net	50,000	—	50,000	—	(46,515)
Total	$88,199	$—	$88,199	$—	$(47,298)

Non -Recurring measurements:	June 30, 2012	(Level 1)	(Level 2)	(Level 3)
Vessels held for sale	$32,792	$—	$32,792	$—

Total	$32,792	$—	$32,792	$—

In accordance with the provisions of relevant guidance, as of June 30, 2012, the Company compared the carrying values of the M/V Free Hero , the M/V Free Jupiter, the M/V Free Impala and the M/V Free Neptune which were classified as held for sale in the accompanying unaudited interim condensed consolidated balance sheet for the six months ended June 30, 2012 (Note 6), with their estimated fair market values less costs to sell and recognized an impairment loss of $12,480 in the accompanying unaudited interim condensed consolidated statements of operations.

In accordance with the provisions of relevant guidance, as of June 30, 2011, the Company compared the carrying values of the M/V Free Hero, the M/V Free Impala and the M/V Free Neptune which were classified as held for sale in the accompanying unaudited interim condensed consolidated balance sheet for the six months ended June 30, 2011 (Note 6), with their estimated fair market values determined by independent brokers, less costs to sell and recognized an impairment loss of $783 in the accompanying unaudited interim condensed consolidated statements of operations, of which $728 relates to the M/V Free Hero and $55 to the M/V Free Impala. No impairment loss was recognized for the M/V Free Neptune as her estimated market value less costs to sell exceeded her carrying value.

In addition, the Company also assessed for recoverability the carrying value of M/V Free Jupiter and M/V Free Lady, including unamortized deferred dry docking costs of $177, due to their expected sale (Note 5). In performing its assessment, the Company compared the carrying value of the vessels with their estimated fair value at June 30, 2011 determined by independent brokers. As a result of this assessment the Company has recognized an impairment loss of $46,515 in the accompanying unaudited interim condensed consolidated statements of operations of which $15,048 relates to the M/V Free Jupiter and $31,467 to the M/V Free Lady.

F-15

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

9.	Long-Term Debt

As of June 30, 2012, the Company’s bank debt is as follows:

	Deutsche Bank Nederland	Credit Suisse	FBB	Total
December 31, 2011	$29,259	$36,450	$23,237	$88,946
Additions	-	-	-	-
Payments	-	-	-	-
June 30, 2012	$29,259	$36,450	$23,237	$88,946

All the Company’s credit facilities bear interest at LIBOR plus a margin, ranging from 1.00% to 4.25%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits, average cash balances to be maintained with the lending banks and minimum ratios for the fair values of the collateral vessels compared to the outstanding loan balances. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flag without the lender’s consent or distributing earnings.

The weighted average interest rate for the year ended June 30, 2012 and 2011 was 3.4% and 2.5%, respectively. Interest expense incurred under the above loan agreements amounted to $1,760 and $1,486 (net of capitalized interest $112) for the six months ended June 30, 2012 and 2011, respectively, and is included in “Interest and Finance Costs” in the accompanying unaudited interim condensed consolidated statements of operations.

Deutsche Bank Nederland Facility

On September 2, 2011, the Company instructed the Deutsche Bank Nederland in accordance with relevant provision of the facility agreement to postpone the repayment installment of $750 due on September 18, 2011, which will be paid on the termination date in December 2015.

In October 2011, the Company following negotiations with Deutsche Bank Nederland deferred the payment of an additional fee equal to $360, due on November 1, 2011, to January 2012 (Note 15).

In December 2011, the Company did not pay the $750 repayment installment along with accrued interest with Deutsche Bank Nederland and is in discussions to permanently amend the amortization schedule including refinancing of the balloon due in November 2012.

On February 15, 2012, the Company received notice from Deutsche Bank Nederland, or Deutsche Bank, according to which Company's failure to (i) repay the installment due in December 2011, (ii) pay regular interest on the loan, (iii) pay default interest on the loan, (iv) pay the success fee due in November 2011, (v) set new financial covenants and (vi) comply with the loan to value covenant, are considered events of default. Deutsche Bank requested that the Company fulfill its obligations by March 15, 2012. The Company has not paid the aforementioned amounts or the $750 repayment installment along with accrued interest due in March 2012. On April 26, 2012, the Company was advised by Deutsche Bank that it would approve the request to permanently amend the amortization schedule including refinancing of the balloon due in November 2012. The Company and Deutsche Bank are in the process of documenting this amendment (Note 15).

F-16

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

Credit Suisse Facility

On July 15, 2011, the Company entered into a Fourth Supplemental Agreement with Credit Suisse which amended its existing credit facility to, among other things, defer its payments totaling $2,000, originally due in July 2011 until September 2011. The Fourth Supplemental Agreement, as originally entered into, contemplated that the Company would complete a proposed debt financing with an unrelated party, and that if the debt financing did not occur by September 5, 2011, the Company would sell one or two of the four vessels collateralizing the credit facility. This debt financing did not occur. Therefore, the Company initiated the sale of the M/V Free Jupiter and the M/V Free Lady. On October 3, 2011, the Company entered an agreement to sell the M/V Free Lady. The net proceeds of this sale amounting to $19,800 were applied to pay down the amount outstanding on this facility.

In light of the successful sale of the M/V Free Lady, the Company entered into a Fifth Supplemental Agreement dated November 7, 2011 with Credit Suisse, which amended the Fourth Supplemental Agreement to, among other things, reduce the next five loan repayment installments starting from the third quarter of 2011. Pursuant to this agreement, the Company agreed to enter into a period time charter of at least twelve months for all mortgaged vessels not later than December 31, 2011, which charter would cover the vessels’ debt service plus $1.0 million. If the foregoing time charters were not entered into by the date required, the Company agreed that will sell, not later than January 31, 2012, either the M/V Free Jupiter or both the M/V Free Goddess and the M/V Free Hero . In addition, under the Fifth Supplemental Agreement, the margin on this facility increased to 3.25% during the period until either the period employment or the sale procedure has been completed, after which time the margin will be reduced to 2.75%. According to the terms of the agreement, failure to comply with the above would constitute an event of default. The Company has not concluded any time charter agreement and any agreement for the sale of the above mentioned vessels.

On February 2, 2012, the Company agreed by letter with Credit Suisse to defer its payments totaling $700 originally due on January 31, 2012 until the next repayment date April 30, 2012, which was further deferred to May 31, 2012 as per letter dated April 25, 2012. The interest payment of $348 originally due on February 8, 2012, has been agreed to be paid in two installments as follows: $147 paid on February 8, 2012 and $201 to be paid on April 30, 2012, which was further deferred to May 31, 2012 as per letter dated April 25, 2012. In addition the interest payment of $348 originally due on May 10, 2012, has been agreed to be paid in two installments as follows: $147 to be paid on May 10, 2012 and $201 on May 31, 2012.

On February 15 2012, the Company received a proposal from Credit Suisse containing restructuring head terms for the full payment holiday of the principal and partial interest payment holiday until March 31, 2014, conditioned on approval from the Company’s other lenders. The Company has been advised that the proposal has been approved by Deutsche Bank Nederland. The Company is continuing discussions with FBB.

On May 31, 2012, the Company entered into a Sixth Supplemental Agreement with Credit Suisse, which amends and restates the Facility Agreement dated December 24, 2007, as amended, between the Company and Credit Suisse. The Sixth Supplemental Agreement, among other things, modifies the Facility Agreement to:

•	Defer further principal repayments until March 31, 2014;
•	Reduce the interest rate on the facility to LIBOR plus 1% until March 31, 2014 from a current interest margin of 3.25%;
•	Release restricted cash of $1,125;
•	Waive compliance through March 31, 2014 with the requirement to maintain a minimum ratio of aggregate fair market value of the financed vessels to loan balance, after which date the required minimum ratio will be 115% beginning April 1, 2014, 120% beginning October 1, 2014, and 135% beginning April 1, 2015;
•	Establish certain financial covenants, including an interest coverage ratio, which must be complied with starting January 1, 2013, a consolidated leverage ratio, which must be complied with starting January 1, 2014, and a minimum liquidity ratio, which must be complied with starting July 1, 2014; and

F-17

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

•	Require the amount of any “Excess Cash,” as determined in accordance with the Facility Agreement at each fiscal quarter end beginning June 30, 2012, to be applied to pay the amendment and restructuring fee described below and prepay the outstanding loan balance, depending on the Company’s compliance at the time with the vessel market value to loan ratio and the outstanding balance of the loan.

As of June 30, 2012, the outstanding balance under the Facility Agreement totaled $36,450. An amendment and restructuring fee equal to 5% of the current outstanding indebtedness, $1,823, will be due and payable on the earlier of March 31, 2014, the date of a voluntary prepayment, or the date the loan facility becomes due or is repaid in full. The Company is also no longer required to sell additional vessels, as it had been under the terms of the Facility Agreement as previously in effect.

The Company is currently in the process of documenting an amendment to its facility agreement with Deutsche Bank Nederland to implement similar modifications (Note 15), and is in discussions with First Business Bank for similar relief.

FBB Facility

On January 27, 2012, the Company entered into a First Supplemental Agreement with FBB, which amends its existing credit facility to defer the repayment installment of $837.5 and the interest payment of $197 both due on December 16, 2011 until the next repayment date on March 16, 2012. In addition, FBB granted a waiver to the security value covenant and the financial covenants, whose testing was waived until March 16, 2012. On March 23, 2012, the Company received a notice from FBB according to which failure to (i) pay the $1,675 repayment installment due in March 2012, (ii) pay accrued interest and (iii) pay default interest constitute an event of default. On April 12, 2012, the Company received notice from FBB according to which along with the previously mentioned events, failure to make periodic monthly installments into the retention account since September 2011 and violation of the loan to value covenant constituted events of default, and that if all of the above events are not remedied on or before April 20, 2012, FBB will take whatever action is available to it. The Company has not either paid the installment of $837.5 which was due on June 18, 2012 or the accrued interest. The Company is in discussions to permanently amend the amortization schedule and reach an agreement on the unpaid principal and interest.

ABN AMRO Facility

On September 10, 2010, the Company signed an offer letter with ABN AMRO Bank securing, subject to customary legal documentation and payment of an arrangement fee, commitments for pre-delivery and post-delivery debt financing up to an amount of $32,400 for the purchase of two newbuilding Handysize vessels. The facility, which would be available for drawdown until December 31, 2012, is repayable in 20 quarterly installments plus a balloon payment, commencing three months after the delivery of the vessels. The vessels will be used as collateral for the facility. According to the agreed terms, the facility would bear interest at LIBOR plus margin and would include customary financial covenants.

By letter dated December 30, 2011, the Company received notice from ABN AMRO Bank that the Bank’s commitment for pre-delivery and post delivery debt financing up to the amount of $32,400 for the purchase of the two newbuilding Handysize vessels has been canceled due to the Company’s failure to pay commitment fees as prescribed in the offer letter, that were considered as events of default, and the occurrence of various material adverse changes as considered by ABN AMRO Bank.

F-18

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

Pursuant to a settlement agreement entered into on April 13, 2012, ABN AMRO has agreed to return to the Company all commitment fees paid to date less expenses and all further obligations of the parties have been terminated.

Loan Covenants

As of June 30, 2012, its loan agreements contain various financial covenants as follows:

Credit Suisse loan agreement: as per Sixth Supplemental Agreement modified financial covenants described above.

FBB loan agreement: (i) the Company is required to maintain an average corporate liquidity of at least $3,000; (ii) the leverage ratio of the corporate guarantor shall not at any time exceed 55%; (iii) the ratio of EBITDA to net interest expense shall not be less than 3; and (iv) the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter. The covenants described in clauses (i), (ii) and (iii) above are tested annually on December 31 st and their testing has been waived by the bank until March 16, 2012.

Deutsche Bank Nederland loan agreement: (i) the interest coverage ratio to be recalculated and reset; (ii) the debt service coverage ratio to be recalculated and reset; (iii) the gearing ratio shall not exceed 2.5; (iv) the outstanding loan balance shall not be more than a ratio of the fair market value of the financed vessels as follows: (a) 100% from July 1, 2010 until and including June 30, 2011, (b) 110% from July 1, 2011 until and including June 30, 2012, (c) 120% from July 1, 2012 until and including December 30, 2012 and (d) 125% from December 31, 2012 and thereafter. The covenants described in clauses (i), (iii) and (iv) above are tested quarterly and the covenant in clause (ii) above is tested annually on December 31st.

Based on the loan agreements, the Company is required to meet the covenants described above. As of June 30, 2012, the Company was in breach of certain of its financial covenants for its loan agreements with FBB and Deutsche Bank Nederland, including the loan-to-value ratios, interest cover ratios, minimum liquidity requirements and leverage ratios. Thus, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified all of the related long-term debt amounting to $88,946 as current at June 30, 2012.

10.	Commitments and Contingencies

The following table summarizes our contractual obligations and their maturity dates as of June 30, 2012:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 year	2- year	3- year	4- year	5- year	More than 5 years
	(U.S. dollars in thousands)

Long-term debt	$88,946	$88,946	$—	$—	$—	$—	$—

Interest on variable-rate debt	1,290	1,290	—	—	—	—	—

Services fees to the Manager	10,227	1,635	1,635	1,635	1,635	1,635	2,052

Management fees to the Manager	10,494	1,366	911	911	911	911	5,484

Total obligations	$110,957	$93,237	$2,546	$2,546	$2,546	$2,546	$7,536

The above table does not include our share of the monthly rental expenses for our offices of approximately 8.7 Euro (in thousands).

F-19

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

Claims

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is a member of a protection and indemnity association, or P&I Club that is a member of the International Group of P&I Clubs, which covers its third party liabilities in connection with its shipping activities. A member of a P&I Club that is a member of the International Group is typically subject to possible supplemental amounts or calls, payable to its P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group. Although there is no cap on its liability exposure under this arrangement, historically supplemental calls have ranged from 25%-40% of the Company’s annual insurance premiums, and in no year have exceeded $1 million. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel.

The M/V Free Jupiter was on time charter with Korea Line Corp, or KLC, a South Korean company, from June 8, 2007 until she was re-delivered to us on February 22, 2011. KLC made several unilateral deductions from hire payments during the three-year course of the time charter, and no hire was received from KLC from February 8, 2011 until the actual redelivery of the vessel on February 22, 2011. The Company commenced arbitration proceedings against KLC, and has taken action to obtain security, including the arrest of KLC assets. As a result, the Company obtained third-party security in the amount of $1.68 million (which includes provision for interest and legal costs) in the form of a letter of undertaking from KLC’s P&I club covering KLC’s unilateral deductions from the hire. The Company also obtained cash security held in escrow in the amount of $159 from the execution of a lien on sub-hires. KLC has counterclaimed by way of set-off, alleging that KLC is entitled to retain the amount of hire that was deducted because of the Company’s alleged breach of charterparty. The Company denies these allegations and continues to assert its claim to recover the full amount deducted by KLC. On January 25, 2011, KLC announced that it had filed a petition for the rehabilitation proceeding for court receivership in the Seoul Central District Court, and the court approved and confirmed a rehabilitation plan. Upon the issuance of the final award of the arbitration tribunal, and for any amount in excess of the third-party security and cash security, the Company may participate in the approved rehabilitation plan. As of June 30, 2012, the outstanding balance of the KLC time charter was $887 after provisions of $286, which is below the security obtained as described above. On January 17, 2012, the Company obtained an interim award under which it was awarded the part of the claim that KLC had admitted was undisputed, $832, plus interest, legal costs, and the cost of the tribunal. Following the interim award, the Company received approximately $335. The majority of the balance of $511 that has been awarded is unsecured. The Company is considering its options if KLC does not pay the balance, including the possibility of pursuing this in the Korean rehabilitation proceedings, where the hearing of the Company’s claim has been stayed pending the outcome of the London arbitration. The Company believes that, if the Korean claim succeeds, the Company should make a recovery in accordance with the rehabilitation plan, which has been approved by the Korean court. There will be a further award (if this matter does not settle) for the disputed balance, which is adequately secured.

On October 11, 2011, the M/V Free Jupiter suffered from diesel generators shaft balancing system breakdown about 598 miles off Singapore. The costs incurred are claimable from hull and machinery underwriters. As of today, the Company has recovered in full the amount of the claim. On November 11, 2011 the M/V Free Impala suffered from main engine drive chain & camshaft damage about 300 miles off Singapore. The costs incurred are claimable from hull and machinery underwriters. As of June 30, 2012, the Company has recovered in full the amount of the claim.

F-20

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

In addition to the above claims, the aggregate outstanding balance of the Company’s other claims as of June 30, 2012 stands at $205 related to Company’s insurance claims for vessel incidents arising in the ordinary course of business.

M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. The vessel is held off the coast of Somalia and the Company is currently in communication with the pirates for the release of the vessel and her crew. The vessel was on a time charter trip at the time she was hijacked. Under the charterparty agreement, the BIMCO Piracy clause was applied which provided, among other things, for the charterers to have the vessel covered with kidnap and ransom insurance and loss of hire insurance. The vessel was also covered by the war risk underwriters who were duly informed about the transit and had confirmed cover. The Company is in arbitration proceedings with the charterer due to charterer not fulfilling their obligations under the charterparty agreement.

11.	Earnings/(Losses) per Share

On June 9, 2011, the Company extended the expiration date and reduced the exercise price for its 1,655,006 outstanding Class Z warrants. The expiration date of the Class Z warrants was extended to August 12, 2011 from July 26, 2011 and the exercise price per share was reduced to $0.36 per one-fifth (1/5) of a share of common stock, or $1.80 per whole share of common stock, from $5.00 per one-fifth (1/5) of a share, or $25.00 per whole share. As of August 12, 2011, 8,865 Class Z warrants had been exercised and 1,773 shares of Common Stock were issued; the remaining Class Z warrants expired unexercised. In addition, the 150,000 Class A warrants held by the founding shareholders, which had an exercise price of $5.00 per 1/5 share or $25.00 per whole share, were not exercised and expired on July 29, 2011.

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period, as adjusted to reflect the reverse stock split effective October 1, 2010. The computation of the dilutive common shares outstanding at June 30, 2012 does not include the 12,000 vested options (adjusted to reflect the reverse stock split) and non vested restricted shares discussed in Note 13, as the Company reported losses for the six months ended June 30, 2012.

The components of the denominator for the calculation of basic (loss) earnings per share and diluted (loss) earnings per share for the six months ended June 30, 2012 and 2011, respectively that have been adjusted to reflect the reverse stock split (Note 12) effective October 1, 2010 are as follows:

	For the six months ended	For the six months ended
	June 30, 2012	June 30, 2011
Numerator:
Net (loss)/ income — basic and diluted	$(20,789)	$(49,371)

Basic (loss)/earnings per share denominator:
Weighted average common shares outstanding	6,500,900	6,353,496

Diluted (loss)/earnings per share denominator:
Weighted average common shares outstanding	6,500,900	6,353,496

Dilutive common shares:
Options	—	—
Warrants	—	—
Restricted shares	—	—

Dilutive effect	—	—

Weighted average common shares — diluted

Basic (loss)/earnings per common share	$(3.20)	$(7.77)
Diluted (loss)/earnings per common share	$(3.20)	$(7.77)

12.	Reverse stock split

In the Annual General Meeting of Shareholders held on September 30, 2010, the Company’s shareholders approved a reverse stock split of the Company’s issued and outstanding common stock at a ratio of one share for every five shares outstanding, effective on October 1, 2010. The reverse stock split consolidates five shares of common stock into one share of common stock at a par value of $0.001 per share. As a result of the reverse stock split, the number of outstanding common shares has been reduced from 32,437,480 to 6,487,852, excluding outstanding and unexercised share options and warrants.

The reverse stock split did not affect any shareholder’s ownership percentage of the Company’s common shares or warrants, except to the limited extent that the reverse stock split resulted in any shareholder owning a fractional share. Fractional shares of common stock were rounded up to the nearest whole share.

At June 30, 2012, and following the reverse stock split discussed above, the Company had 5,000,000 shares of preferred stock authorized at $0.001 par value of which none was issued, 250,000,000 shares of common stock authorized at $0.001 par value, of which 6,575,625 shares were issued and outstanding, as well as the number of options and shares of restricted stock discussed in Note 13.

13.	Stock Incentive Plan

In April 2005, FreeSeas’ Board of Directors approved the issuance of Class A warrants to the executive officers of FreeSeas. The terms of the warrants provided that they expired on July 29, 2011 and are not callable. These warrants, the issuance of which was ratified, adopted and approved by the Board of Directors on December 16, 2005, entitle the holders to purchase an aggregate of 40,000 shares of the Company’s common stock at an exercise price of $25.00 per share. Such warrants were not exercised and expired by their terms on July 29, 2011.

In December 2007, the Company’s Board of Directors granted 9,000 options to directors and 25,000 options to executive officers, as adjusted to reflect the reverse stock split effective October 1, 2010 (Note 13), of which 28,000 would vest in one year, 3,000 would vest in two years and 3,000 in three years from the grant, all at an exercise price of $41.25 per share. Effective December 18, 2009, certain of the Company’s officers and directors have forfeited 22,000 of the stock options granted to them, leaving 12,000 stock options outstanding as of June 30, 2012. All the outstanding stock options, which expire on December 24, 2012, are vested and remain unexercised as of June 30, 2012.

On December 31, 2009, the Company’s Board of Directors awarded 255,000 restricted shares, as adjusted to reflect the reverse stock split effective October 1, 2010, to its non-executive directors, executive officers and certain of Manager’s employees. Of the unvested restricted shares amounted to 134,000 as of December 31, 2010, 10,000 and 4,000 restricted shares with an original vesting date on December 31, 2012 have been forfeited in June 2011 and October 2011, respectively. Of the remaining unvested restricted shares amounted to 120,000 as of June 30, 2012, 70,000 restricted shares will vest on December 31 2012 and 50,000 restricted shares will vest on December 31, 2013.

As of June 30, 2012, the recognized stock based compensation expense in relation to the restricted shares granted is $61. The total unrecognized compensation cost of the non vested restricted shares granted under the Plan is $202.The cost is expected to be recognized over a period of eighteen months, representing a weighted average remaining life of approximately 13 months. No unrecognized compensation cost related to stock options exists as of June 30, 2012, as all options are vested.

F-21

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

The potential proceeds to the Company of all vested options as of June 30, 2012 would amount to $495.

Presented below is a table reflecting the activity in the restricted shares, options, Class A warrants, Class W warrants and Class Z Warrants from January 1, 2012 through June 30, 2012:

	Restricted Shares	Options	Class A Warrants	Class W Warrants	Class Z Warrants	Total	Average Exercise Price	Options Exercisable	Class A Warrants Exercisable	Class W Warrants Exercisable	Class Z Warrants Exercisable	Total	Average Exercise Price

31-Dec-11	120,000	12,000	—	—	—	132,000	$41.25	12,000	—	—	—	12,000	$41.25
Options vested	—	—	—	—	—	—		—	—	—	—	—
Options forfeited	—	—	—	—	—	—		—	—	—	—	—
Options expired	—	—	—	—	—	—		—	—	—	—	—
Warrants exercised	—	—	—	—	—	—		—	—	—	—	—
Warrants expired	—	—	—	—	—	—		—	—	—	—	—
Restricted shares vested	—	—	—	—	—	—		—	—	—	—	—
Restricted shares forfeited	—	—	—	—	—	—		—	—	—	—	—
30-Jun-12	120,000	12,000	—	—	—	132,000	$41.25	12,000	—	—	—	12,000	$41.25

14.	Shareholders’ Equity

On April 27, 2005, the Company filed amended Articles of Incorporation in the Marshall Islands, whereby the name of the Company was changed from Adventure Holdings S.A. to FreeSeas Inc.

The authorized number of shares was increased to 45,000,000, of which 40,000,000 would be common stock with a par value of $.001 per share and 5,000,000 blank check preferred stock with a par value of $.001 per share. On September 17, 2009, the Company’s shareholders approved at the Annual Meeting of Shareholders an amendment to the Company’s Articles of Incorporation to increase the number of authorized shares of common stock from 40,000,000 to 250,000,000 shares, par value $0.001 per share.

On July 28, 2009, the Company completed the registered offering of 2,008,230 shares of common stock (as adjusted to reflect the effect of reverse stock split), which includes 261,943 shares (as adjusted to reflect the effect of reverse stock split) issued pursuant to the underwriter’s over-allotment option. The offering resulted in net proceeds of $16,244, after deducting underwriting fees and offering expenses. Proceeds from the offering were used primarily for the acquisition of the drybulk vessel M/V Free Neptune as discussed in Note 5 above, for general working capital purposes, and an amount of $1,691 was applied against the outstanding balance with Deutsche Bank Nederland. The shares were sold under the Company’s previously filed shelf registration statement, which was declared effective by the Securities and Exchange Commission on May 14, 2008.

F-22

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

On December 9, 2011, the Company received a deficiency letter from NASDAQ stating that, because the Company’s common stock has not maintained a minimum bid price of $1.00 per a share for the last 30 consecutive business days, the Company was no longer in compliance with NASDAQ Listing Rule Section 5450(a)(1). In order to regain compliance, the Company has until June 4, 2012 for the closing bid price of its common stock to meet or exceed $1.00 for a minimum of 10 consecutive business days. On January 6, 2012, the Company received a deficiency letter from NASDAQ stating that, because the Company has not maintained a minimum Market Value of Publicly Held Shares (the “MVPHS”) of $5,000 for the last 30 consecutive business days, the Company is no longer in compliance with NASDAQ Listing Rule Section 5450(b)(1)(C). In order to regain compliance, the Company had until July 2, 2012 for the Company’s MVPHS to meet or exceed $5,000 for a minimum of 10 consecutive business days. By letter dated February 29, 2012, the Company received notice from NASDAQ that it has regained compliance with Listing Rules 5450(a)(1) and 5450(b)(1)(C), since for the last 10 consecutive business days, from February 14, 2012 to February 28, 2012, the closing bid price of the Company’s common stock has been at $1.00 per share or greater and the Company’s minimum market value of publicly held shares has been $5,000 or greater, respectively.

The Company received letters dated June 21, 2012 and June 25, 2012 from NASDAQ stating that for the previous 30 consecutive business days, the bid price of the Company' common stock closed below the minimum $1.00 per share and the market value of the Company' publicly held common stock, or MVPHS, was below the minimum of $5,000,000. These are both requirements for continued listing on the NASDAQ Global Market pursuant to NASDAQ Marketplace Rules 5450(a)(1), the Minimum Bid Price Rule, and 5450(b)(1), the MVPHS Rule, respectively. These letters have no immediate effect on the listing of the Company's common stock. The Company has been provided a grace period of 180 calendar days to regain compliance by maintaining a closing bid price of at least $1.00 per share (which grace period ends December 18, 2012) and a closing MVPHS of $5,000,000 or more for a minimum of ten consecutive business days (which grace period ends December 24, 2012). If at any time before those dates, the bid price of the Company' common stock closes at $1.00 per share or more and its MVPHS closes at $5,000,000 or more for a minimum of 10 consecutive business days, NASDAQ will notify the Company that it has achieved compliance with the Minimum Bid Price Rule and the MVPHS Rule. The Company intends to evaluate available options to resolve the deficiencies and regain compliance with the Minimum Bid Price Rule and the MVPHS Rule.

On May 11, 2012, the Company and YA Global Master SPV Ltd., or YA Global, entered into a Standby Equity Distribution Agreement, as amended on June 28, 2012, or SEDA. Pursuant to the SEDA, the Company has the right, for a 24-month period, to sell up to $3,218,485 of our shares of our common stock to YA Global. YA Global is a fund managed by Yorkville Advisors, LLC, or Yorkville. The Company has agreed to pay $15 to Yorkville as a structuring fee and has issued on May 31, 2012, 100,000 shares of its common stock to YA Global as a commitment fee. If the SEDA has not been terminated as of the one-year anniversary, the Company will owe Yorkville an additional cash fee of $50. In addition to the SEDA, YA Global has agreed to provide the Company with a short-term note, in the amount of $500, subject to satisfaction of conditions set forth in the Note Purchase Agreement dated May 11, 2012 between YA Global and the Company. If the Company determines to request the note, it would bear interest at a fixed rate per annum, be repaid in 10 equal weekly installments beginning on the 10th business day following the date of funding, and mature 90 days from the date of funding. The note would be prepayable upon the payment of outstanding principal and interest and a 2% prepayment fee.

Common Stock Dividends

During the six months ended June 30, 2012 and 2011, the Company did not declare or pay any dividends.

F-23

FREESEAS INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data and per share data)

15.	Subsequent Events

•	On July 11, and August 22, 2012, the Company received notices from FBB according to which failure to (i) pay the $2,513 repayment installment due in June 2012 (ii) pay accrued interest and (iii) failure to pay default interest constitute an event of default. The Company is in discussions to permanently amend the amortization schedule.

•	Pursuant to the Company’s April 2012 Board of Directors meeting, which approved the issuance of 1,820,406 common shares to the Manager, on August 10 2012, the Company issued 1,660,694 common shares to the Manager in payment of the $926 in unpaid fees due to the Manager for the first quarter of 2012 and 159,712 common shares to four non-executive members of its Board of Directors in payment of $31 per person in unpaid Board fees for the last three quarters of 2011 (Note 4).

•	On August 21, 2012, the Company received the amount of $250, following the Note Purchase Agreement dated May 11, 2012 between the Company and YA Global. The note is repaid in ten equal weekly installments and mature 90 days from the date of funding.

•	On September 7, 2012, the Company and certain of its subsidiaries entered into an amended and restated facility agreement with Deutsche Bank Nederland N.V. As amended and restated, the facility agreement:

1.	Defers and reduces the balloon payment of $16,009 due on Facility B from November 2012 to December 2015;

2.	Provides for monthly repayments of $20 for each of Facility A and Facility B commencing September 30, 2012 through April 30, 2013 and a monthly repayment of $11.5 for each of Facility A and Facility B on May 31, 2013;

3.	Suspends principal repayments from June 1, 2013 through June 30, 2014 on each of Facility A and Facility B;

4.	Provides for quarterly repayments of $337 for Facility A commencing June 30, 2014, which quarterly repayments have been reduced from $750;

5.	Provides for quarterly repayments of $337 for Facility B commencing June 30, 2014;

6.	Bears interest at the rate of LIBOR plus 1% through March 31, 2014 and LIBOR plus 3.25% from April 1, 2014 through maturity, which was amended from LIBOR plus 2.25% for Facility A and LIBOR plus 4.25% for Facility B;

7.	Establishes certain financial covenants, including an interest coverage ratio, which must be complied with starting January 1, 2013, a consolidated leverage ratio, which must be complied with starting January 1, 2014, and a minimum liquidity ratio, which must be complied with starting July 1, 2014;

8.	Removes permanently the loan to value ratio;

9.	Requires the amount of any “Excess Cash,” as determined in accordance with the amended and restated facility agreement at each fiscal quarter end beginning June 30, 2012, to be applied to pay the amendment and restructuring fee described below and prepay the outstanding loan balance; and

10.	Removes the success fee originally due under the previous agreement and sets an amendment and restructuring fee of $1,480 payable on the earlier of March 31, 2014, the date of a voluntary prepayment, or the date the loan facility becomes due or is repaid in full.

•	On September 11, 2012, the Company’s Audit Committee approved the retention of Sherb & Co., LLP ("Sherb") as its independent registered public accounting firm for the fiscal year ending December 31, 2012, and dismissed Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“E&Y”).

•	As of October 10, 2012, the Company has sold an aggregate of 1,739,721 shares of its common stock to YA Global, under its Standby Equity Agreement for aggregate sales proceeds of $432.

•	At its October 2012 meeting, Company’s Board of Directors approved the issuance of 2,196,500 shares of FreeSeas' common stock to the Manager in payment of the $807 in unpaid fees due to the Manager for the third quarter of 2012 under the management and services agreements with FreeSeas. The number of shares to be issued to the Manager was based on the closing prices of FreeSeas' common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. The Board also approved the issuance of an aggregate of 326,790 shares of FreeSeas' common stock to the non-executive members of its Board of Directors in payment of $30 per person in unpaid Board fees for the first, second and third quarter of 2012. The aggregate number of shares to be issued to the directors was based on the closing prices of FreeSeas' common stock on the last day of each of the three quarters of 2012, which are the dates that the Board fees were due and payable. All of the foregoing shares will be restricted shares under applicable U.S. securities laws.

•	On October 11, 2012, the Company and Dutchess Opportunity Fund, II, LP, a Delaware Limited Partnership (“Dutchess Capital”) entered into an Equity Line Facility (the “Line”). Pursuant to the Line, the Company has the right but not the obligation, for a 36-month period, to sell up to 2,352,962 shares of its common stock to Dutchess Capital.

•	On October 11, 2012, the Company announced that all 21 crew members of the M/V Free Goddess are reported safe and well after the vessel’s release by her hijackers.

F-24